1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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CONFIDENTIAL SUBMISSION

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE: Confidential Submission of Draft Registration Statement on Form S-1 for Rent the Runway, Inc.

Ladies and Gentlemen:

On behalf of Rent the Runway, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its audited consolidated financial statements as of and for the year ended January 31, 2019 and unaudited consolidated financial statements as of April 30, 2021 and for each of the three months ended April 30, 2020 and 2021, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated listing.

July 16, 2021

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosure

cc:	Jennifer Y. Hyman, Chief Executive Officer, Rent the Runway, Inc.

Scarlett O’Sullivan, Chief Financial Officer, Rent the Runway, Inc.

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Emily E. Taylor, Latham & Watkins LLP